Exhibit 99.1

[ES Bancshares, Inc Logo]

                    , 2008

RE: Good News Regarding Your Warrants

Dear ES Bancshares, Inc. Warrant Holder:

Set forth below is important information regarding your Common Stock Purchase Warrants in ES Bancshares, Inc:

I. Modification of Common Stock Purchase Warrants

I am pleased to announce that, effective                     , 2008, ES Bancshares, Inc. (“ES Bancshares”) modified the terms of the ES Bancshares Common Stock Purchase Warrants (the “Warrants”) as follows:

•	we have reduced the exercise price of the Warrants from $10.00 to $ ; and

•	we have extended the expiration term of the Warrants from June 28, 2008 at 5:00 p.m. New York Time to September , 2008 at 5:00 p.m. New York Time.

We believe that reducing the exercise price of the Warrants and extending the maturity are appropriate given today’s adverse market conditions. In addition, the Board of Directors believes that these modifications will increase the value of the Warrants, the vast majority of which are held by our stockholders. Finally, the modifications will make it more likely that such Warrants are exercised, thus increasing capital of the Company to support our business plan.

We also temporarily reduced the price of our 190,000 Organizer Warrants to $            .

For additional information, I have enclosed a copy of the press release we issued on                     , 2008 as well as a prospectus dated                      describing the revised terms of the Warrants.

II. Issuance of Warrant Certificates

As you may recall, ES Bancshares was formed as the one-bank holding company of Empire State Bank, N.A. (“Empire”) in August 2006. At that time, all Warrants of Empire were automatically deemed to represent Warrants of ES Bancshares on the same terms. As such, there was no need to, and we did not exchange warrant certificates.

In April 2007, we modified the terms of the original Warrants, reducing the exercise price from $12.50 to $10.00 and extending the expiration term from June 28, 2007 to June 28, 2008. At that time, we exchanged the old warrant certificates that were submitted to us for new modified certificates. As a result, as a Warrant holder, you may hold either an original Warrant certificate titled “Empire State Bank” or a modified Warrant certificate titled “ES Bancshares, Inc.” depending on whether you exchanged your warrant certificates in 2007.

In connection with the change in the terms of the Warrants discussed above, we are offering to exchange the Warrant certificate you currently hold for a new, modified, Warrant certificate. In the alternative, you may exercise your existing Warrants at the new reduced exercise price of $            . In any event, please do not forget – we have extended the Warrants’ expiration date only until                     , 2008. We will not honor any attempt to exercise Warrants after such date.

To exchange your Warrant certificates for an equal number of Warrant certificates of ES Bancshares that reflect the modified terms, please mail your Warrant certificates, together with the properly completed enclosed cream Letter of Transmittal, as soon as possible, to American Stock Transfer & Trust Company, our exchange agent, at the address listed below. Before completing the enclosed cream Letter of Transmittal, please be sure to carefully read the instructions on the reverse side of the cream Letter of Transmittal. A self-addressed envelope is enclosed for your convenience. If your Warrant certificates are being sent by mail, we strongly recommend using registered mail, with a return receipt requested, properly insured. Our exchange agent’s mailing address is:

American Stock Transfer & Trust Company

Operations Center

Attn: Reorganization Department

6201 15th Avenue

Brooklyn, New York 11219

III. Exercise of Warrants

For your information, we have enclosed a prospectus relating to the ES Bancshares shares which would be issued upon the exercise of your Warrants. Also included with the prospectus is a green Common Stock Purchase Warrant Exercise Form to be completed if you would like to exercise all or any portion of your Warrants for ES Bancshares Common Stock. If you would like to exercise your Warrants, please deliver the following to American Stock Transfer, our Exchange Agent, at the mailing address listed below:

•	a fully completed green Common Stock Purchase Warrant Exercise Form;

•	a check made payable to “ES Bancshares, Inc.” for the aggregate exercise price; and

•	your Common Stock Purchase Warrant certificate.

Once our Exchange Agent has received the above items, it will deliver to you your shares of ES Bancshares Common Stock and a Warrant certificate for any unexercised Warrants. Our Exchange Agent’s mailing address for the exercise of Warrants is the same as for the exchange of Warrant certificates:

American Stock Transfer & Trust Company

Operations Center

Attn: Reorganization Department

6201 15th Avenue

Brooklyn, New York 11219

If you have any questions about the procedure for exchanging your Warrant certificates or the procedure for exercising your Warrants, please call American Stock Transfer & Trust Company, toll-free at (877) 248-6417 or (718) 921-8317 or me at ES Bancshares at (845) 561-0003.

Sincerely,

Anthony P. Costa
Chairman & Chief Executive Officer

PLEASE COMPLETE THE ENCLOSED LETTER OF TRANSMITTAL AND SUBMIT YOUR ES BANCSHARES, INC. WARRANT CERTIFICATES FOR EXCHANGE TO REFLECT THE MODIFIED TERMS OF YOUR WARRANTS.

IF YOU WOULD LIKE TO EXERCISE YOUR WARRANTS, PLEASE FOLLOW THE INSTRUCTIONS ON THE ENCLOSED COMMON STOCK PURCHASE WARRANT EXERCISE FORM.